Tel Aviv, January 25, 2011 Our ref: 10793/3501

VIA EDGAR AND UPS EXPRESS

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Shamir Optical Industry Ltd.
Schedule 13E-3 filed by Shamir Optical Industry Ltd., Essilor International SA, Essilor Israeli Holdings Ltd., Shamrock Acquisition Sub Ltd., Kibbutz Shamir A.C.S. and Shamir Optica Holdings A.C.S. Ltd. on December 1, 2010
File No. 005-81644

Schedule 13D filed by Kibbutz Shamir A.C.S. and Shamir Optica Holdings A.C.S. Ltd. on October 25, 2010
File No. 005-81644

Dear Mr. Duchovny:

This letter is being submitted in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 21, 2010, relating to the above referenced Schedule 13E-3 (the “Schedule 13E-3”) and the above referenced Schedule 13D (the “Schedule 13D”).

An amendment to the Schedule 13E-3, including a revised preliminary information statement (the “Information Statement”), is being filed concurrently with this letter.

For your convenience, the comments of the Staff have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the revised Information Statement.

The responses and information described below are based upon information provided to us by Shamir Optical Industry Ltd. (the “Company” or “Shamir”), Essilor International SA, Essilor Israeli Holdings Ltd. and Shamrock Acquisition Sub Ltd. (collectively with Essilor International SA and Essilor Israeli Holdings Ltd., “Essilor”), Kibbutz Shamir A.C.S. (“Kibbutz Shamir”) and Shamir Optica Holdings A.C.S. Ltd. (“Shamir Holdings” and collectively with the Company, Essilor and Kibbutz Shamir, the “Filing Persons”).  Please note that, where the Staff’s comments relate to matters within the knowledge of a particular Filing Person, the responses below are submitted on behalf of that Filing Person.

At the request of the Staff, attached as Exhibit A is a “Tandy” acknowledgement signed by each of the Filing Persons.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

Schedule 13E-3

1.
Please delete the language in the first paragraph on page 4 as it attempts to disclaim (i) responsibility for disclosure made by all of the filing persons and (ii) an obligation to file the Schedule 13E-3.

In response to the Staff’s comment: (i) the language in the first sentence of the first paragraph on page 4 of the Schedule 13E-3 has been revised, and (ii) the Filing Persons confirm that the second sentence of the same paragraph is not intended to imply that there is not an obligation to file the Schedule 13E-3.

2.
We note you have redacted information from exhibits (c)(1), (c)(3) and (c)(5) filed with the Schedule 13E-3. You may not simply delete pages from these materials, which are required to be filed as exhibits. You must either refile the full, unredacted exhibits or file a confidential treatment request for the redacted information. For guidance, refer to Division of Corporation Finance Staff Legal Bulletin No. 1A, available on our website. If you choose to file a confidential treatment request, please allow additional time for Staff review.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to refile exhibits (c)(1), (c)(3) and (c)(5) in their entirety.

Information Statement

3.	Please fill in the blanks in this document.

In response to the Staff’s comment, the Filing Persons respectfully submit that they intend to disclose the information currently represented by blanks in subsequent amendments to the Schedule 13E-3 when such information becomes known. This information will not be known until the record date for the Meetings has been set.

Summary Term Sheet, Page 1

4.	Please revise this section to include a summary of the fairness determination made by each filing person.

In response to the Staff’s comment, the “SUMMARY TERM SHEET” section has been revised to include a summary of the fairness determination made by each of the Filing Persons.

Cautionary Statement Regarding Forward-Looking Statements, page 17

5.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the information statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it such that the “Special Factors” follow the Summary Term Sheet section.

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER” section has been moved to immediately follow the “QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETINGS” section.

Selected Financial Data, page 28

6.	Please revise your disclosure to include the summary required by Item 1010(c)(4)-(6) of Regulation M-A.

In respose to the Staff’s comment, the Selected Financial Data section contained in the “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd.” section has been revised to include the summary information required by Item 1010(c)(4)-(5) of Regulation M-A.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

With respect to Item 1010(c)(6) of Regulation M-A, the Company advises the Staff that such information was not presented as it is not material. The pro-forma data is not material because the merger will not have any effect on the summarized financial information specified in paragraphs (c)(1) through (c)(5) of Item 1010 of Regulation M-A.

Financial Projections, page 30

7.	Please explain why you disclosed only a summary of the financial projections made available to Essilor and Oppenheimer.

In response to the Staff’s comment, the “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Financial Forecasts” section of the Information Statement has been revised to include additional information, corresponding to the material line items of the operating performance forecasts and cash flow forecasts made available to and considered by Essilor, Perella Weinberg, Trigger-Foresight and Oppenheimer.

8.	We note that Perella Weinberg received the February Forecast and the Updated Forecast (page 58). Please revise to include all sets of forecasts made available to Perella Weinberg.

As indicated above in response to question 7, the “INFORMATION ABOUT THE COMPANIES INVOLVED WITH MERGER – Shamir Optical Industry Ltd. – Financial Forecasts” section of the Information Statement has been revised to include additional information, corresponding to the material line items of the operating performance forecasts and cash flow forecasts made available to and considered by Essilor and Perella Weinberg.  We have further revised the disclosure in the Financial Forecasts section to make clear that the February Forecast and the Updated Forecast were made available to Perella Weinberg by Essilor.

9.
We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the “INFORMATION ABOUT THE COMPANIES INVOLVED WITH THE MERGER – Shamir Optical Industry Ltd. – Financial Forecasts” section has been revised to provide additional disclosure including explanatory notes with respect to the non-GAAP financial measures.

Special Factors

Background of the Merger, page 34

10.	Please quantify the potential price range proposed by Essilor on March 1, 2010.

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Background of the Merger” section has been revised to include the potential price range proposed by Essilor on March 1, 2010.

11.	We note that on April 26, 2010 Essilor proposed a price range of $12 to $15 per share. Please revise your disclosure to describe all negotiations that resulted in the current price.

In response to the Staff’s comment, the disclosure has been revised to include additional information on negotiations that took place on October 5, 2010 and October 14, 2010 concerning price.  There were no other material negotiations on price.

12.
It appears that, based on your disclosure in this section, Oppenheimer first became involved in the negotiations on July 26, 2010. Please revise this section to describe when Oppenheimer was retained and its role, if any, in the negotiations or consideration of the proposal by the company. On a related note, you disclose on page 42 that Oppenheimer made an oral presentation to the audit committee of Shamir on October 14, 2010: please confirm that Oppenheimer made no other presentations to Shamir or any filing person other than the referenced presentation.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Background of the Merger” section has been revised to include a description of when Oppenheimer was retained by the Company. The Company further advises the Staff that, except as disclosed in the Information Statement, Oppenheimer did not take any further role in the negotiations or considerations of the proposal by the Company. The Company further advises the Staff that Oppenheimer made no other presentations to Shamir or any Filing Person other than the referenced presentation.

13.	Please clarify your July 28, 2010 entry to explain who is “Eric.”

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Background of the Merger” section has been revised to correct the reference to “Eric.”

14.
Refer to the sixth paragraph of page 42. Please clarify the disclosure as it relates to who holds the Shamir shares for Kibbutz Eyal. Currently it appears that both Haklaei Eyal Ha’Sharon and Eyal Microwave hold all such shares.

In response to the Staff’s comment, the disclosure on the “SPECIAL FACTORS – THE MERGER – Background of the Merger” section has been revised to clarify that Kibbutz Eyal holds a portion of the entire amount of shares it holds in Shamir through Haklaei Eyal Ha’Sharon, and the rest through Eyal Microwave.

15.	Please disclose the transaction price referenced in your first October 14, 2010 entry on page 42.

In response to the Staff’s comment, the Information Statement has been revised to disclose the price referenced in the first October 14, 2010 entry.

Shamir’s Reason for the Merger, page 42

16.
It appears that this section includes disclosure responsive to Item 1014 of Regulation M-A. If so, please revise to make the statement required by Item 1014(a) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

The Company advises the Staff that the required fairness statement is included under the captioned heading “Recommendation of the Board of Directors of Shamir” in “SPECIAL FACTORS – THE MERGER – Recommendation of the Board of Directors of Shamir.”  In response to the Staff’s comment, the captioned heading has been renamed as “Recommendation of the Board of Directors of Shamir; Position of Shamir as to Fairness of the Merger.” Additionally, the Information Statement has also been revised to specifically identify members of the board of directors of the Company that abstained from voting on the transaction and the reasons for the abstention.

The Information Statement has been further revised to include a statement with respect to additional factors listed in instruction 2 to Item 1014 of Regulation M-A.  The Company respectfully submits that, in light of its express adoption of Oppenheimer’s analysis and discussion (see response to Comment No. 19), no further revisions are required to the section “SPECIAL FACTORS – THE MERGER – Shamir’s Reason for the Merger” in order to address the other factors listed in instruction 2 to Item 1014 of Regulation M-A.  We note in this respect the discussion under Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

17.	We note the engagement of Trigger Foresight. Please provide the disclosure required by Item 1015 of Regulation M-A and file any reports the consulting firm provided as an exhibit to Schedule 13E-3.

In response to the Staff’s comment, a section captioned “SPECIAL FACTORS – THE MERGER – Synergies Analysis of Trigger-Foresight” has been added to the Information Statement to provide the disclosure required by Item 1015 of Regulation M-A with respect to Trigger-Foresight. The presentation materials provided to Shamir by Trigger-Foresight in connection with the transaction have been filed as an exhibit to the amended Schedule 13E-3.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

18.
Please refer to the paragraph, on page 43, that begins “The Company considered other potentially negative aspects of a merger with Essilor.” Given that this is the first discussion of negative factors, it appears confusing to refer to the subsequently factors as “other.” Please explain or revise.

In response to the Staff’s comment, the section “SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger” has been revised to delete the reference to the word “other.”

19.
Please revise your disclosure on page 44 to describe Alternatives A and B. Refer to Item 1013(b) of Regulation M-A for additional guidance. Please be sure to explain why the alternatives were rejected.

In response to the Staff’s comment, Shamir advises the Staff that Shamir’s review of Alternatives A and B consisted of an internal review with no negotiations or discussions held with any outside parties. The section “SPECIAL FACTORS – THE MERGER – Shamir’s Reasons for the Merger – Alternatives to a Merger with Essilor” has been revised to further discuss the alternatives to the merger and reasons for their rejection, in accordance with Item 1013(b) of Regulation M-A.

20.
We note that the audit committee and board reviewed and considered the Oppenheimer presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Oppenheimer’s analysis as its own.

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Recommendation of the Board of Directors of Shamir” section has been revised to clarify that the board of directors of Shamir expressly adopted Oppenheimer’s analysis and discussion of the factors therein as its own in determining that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Shamir and its shareholders who are unaffiliated with Shamir or Kibbutz Shamir and will be cashed-out in the merger.

21.
Please address how any filing person relying on the Oppenheimer opinion was able to reach the fairness determination as to unaffiliated security holders given that the Oppenheimer fairness opinion addressed fairness with respect to holders of Shamir shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Company respectfully submits that while the fairness opinion delivered by Oppenheimer speaks as to the fairness of the consideration to be offered to all holders of shares of the Company, other than the holders of Excluded Shares, and therefore encompasses the Company’s directors and executive officers who are affiliated with the Company (other than one executive officer of the Company who was expressly excluded), such encompassed affiliates will receive the same consideration for their options and shares as the Company’s unaffiliated shareholders and consequently, the Company believes that the inclusion of such affiliates within the scope of the fairness opinion does not mitigate against a finding that the per share merger consideration of $14.50 is fair from a financial point of view to the Company’s unaffiliated shareholders.

Opinion of Shamir’s Financial Advisor, page 47

22.
Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenues and EBITDA information for each comparable company that is the basis for the reference range disclosed on page 51 with respect to the Selected Companies Analysis, (ii) the transaction data from each transaction that resulted in the reference range disclosed on page 52 with respect to the Selected Precedent Transaction Analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis.  Also, with respect to the Discounted Cash Flows Analysis, revise your disclosure to show how Oppenheimer arrived at the range of present values from the projected financial data.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

In response to the Staff’s comment, the Information Statement has been revised to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed, including the examples set forth. Additionally, the Discounted Cash Flow Analysis disclosure has been revised to show how Oppenheimer arrived at the range of present values from the projected financial data.

23.
Refer to the Discounted Cash Flow Analysis. Please explain how Oppenheimer determined that discount rates of 13%-15% and perpetuity growth rates of 2.5%-4.5% were the most appropriate indicators of value.

In response to the Staff’s comment, the Information Statement has been revised to explain, with respect to the Discounted Cash Flow Analysis, how Oppenheimer determined that discount rates of 13-15% and perpetuity growth rates of 2.5-4.5% were the most appropriate indicators of value.

24.
We note the “Other Factors” considered by Oppenheimer on page 53. Please note that if the analyses described in this section are material, they must be described as required by Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the description of “Other Factors” has been supplemented with additional data that was used to perform the analyses.

25.	Please confirm that you have provided the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of the persons included in the item requirement.

In response to the Staff's comment, the Information Statement has been revised to include a confirmation that no additional disclosure is required by Item 1015(b)(4) of Regulation M-A with respect to Oppenheimer.

Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger, page 53

26.
We note your disclosure that the bullet points on pages 54 and 55 are the factors that support the filing persons’ fairness determination “among other things.” Please revise to disclose all material factors upon which the filing persons based their fairness determination.

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger” section has been revised to delete “among other things” because all material factors upon which Essilor, Merger Sub and Essilor Israeli Holdings based their fairness determination have been disclosed.

Financial Analysis of Perella Weinberg, page 57

27.
Please quantify the fees paid or payable to Perella Weinberg. Refer to Item 1015(b)(4) of Regulation M-A. Also, please confirm that you have provided the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of the persons included in the item requirement.

In response to the Staff’s comment, the “SPECIAL FACTORS – THE MERGER – Financial Analysis of Perella Weinberg” section has been revised to quantify the fees payable to Perella Weinberg and to confirm that no additional disclosure is required by Item 1015(b)(4) of Regulation M-A with respect to Perella Weinberg.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

Reasons of Kibbutz Shamir and Shamir Holdings, page 63

28.	Please revise your disclosure to address the factors listed in instruction 2 to Item 1014 of Regulation M-A.

The Information Statement has been further revised to include a statement with respect to additional factors listed in instruction 2 to Item 1014 of Regulation M-A.

Interests of Shamir’s Directors and Executive Officers, page 66

29.
Please disclose which employees and executive officers are receiving bonuses in connection with the transaction and the amount each person is receiving. Also, show the proceeds expected to be paid to each executive officer and director as a result of the automatic exercise of the options in connection with the transaction.

In response to the Staff’s comment, the Company advises the Staff that the allocation of the aggregate amount of bonuses to be paid to the employees and executive officers of the Company in connection with the transaction is yet to be determined. The Information Statement has been revised to state that the allocation of the amount is expected to be made after the closing date of the contemplated transaction and in consultation with Essilor.

Additionally, the Company further advises the Staff that assuming the transaction had closed on January 3, 2011, the aggregate benefit to all executive officers and directors as a group (15 persons) as a result of the automatic exercise of vested options at closing in connection with the transaction would have been $2,929,672, representing approximately 2.3% of the consideration payable pursuant to the Merger Agreement and the transactions contemplated thereby (such calculation does not include any unvested options to be cashed out subject to the holder’s continued employment or service through the applicable vesting dates and the vesting schedule of the respective option). The Information Statement has been revised to include such disclosure. Accordingly, the Company respectfully submits that the disclosure of the breakdown of such payment per person would not provide the shareholders of Shamir with any additional information that a reasonable investor would consider material. Finally, the Company respectfully submits that its disclosure is in line with the Securities and Exchange Commission’s position with respect to executive compensation disclosure requirements of foreign private issuers, which provides that except under limited circumstances foreign private issuers are not required to disclose compensation information on an individual basis.

Where You Can Find More Information, page 93

30.
We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

In response to the Staff’s comment, the section “WHERE YOU CAN FIND MORE INFORMATION” has been revised to delete the reference to the incorporation of future filings into the Schedule 13E-3.

Schedule 13D

31.
We note that this filing relates to an acquisition of shares that occurred on September 3, 2009 and that the filing was not made until October 25, 2010. Please confirm your understanding that the initial Schedule 13D filing is required to be made within 10 days of the acquisition. Also, tell us why the filing was not made on a timely basis.

In response to the Staff’s comment, Shamir Holdings and Kibbutz Shamir confirm their understanding that the initial Schedule 13D filing is required to be made within 10 days of the acquisition of shares. At the time of the initial transaction, Shamir Holdings and Kibbutz Shamir did not recall such requirement and were only later advised by their counsel about this requirement, following which Shamir Holdings and Kibbutz Shamir filed the Schedule 13D with the Securities and Exchange Commission.

Daniel F. Duchovny, Esq.
Securities and Exchange Commission
January 25, 2011

Sincerely, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.

cc:

- Amos Netzer, Chief Executive Officer, Shamir Optical Industry Ltd.

- Carol Xueref, Director for Legal Affairs and Group Development, Essilor International SA

- Efrat Cohen, Chief Financial Officer, Kibbutz Shamir A.C.S.

- David Bar-Yosef, General Counsel, Shamir Optical Industry Ltd.

- Amos Konforti, Adv., Shenhav, Konforti, Shavit & Co.

- Linda Hesse, Esq., Jones Day

Exhibit A

Acknowledgement

Pursuant to the letter dated December 21, 2010 from the Staff of the Securities and Exchange Commission containing comments to the Schedule 13E-3 (the “Schedule 13E-3”) filed by Shamir Optical Industry Ltd., Essilor International SA, Essilor Israeli Holdings Ltd., Shamrock Acquisition Sub Ltd., Kibbutz Shamir A.C.S. (“Kibbutz Shamir”) and Shamir Optica Holdings A.C.S. Ltd. (“Shamir Holdings” and collectively, the “Filing Persons”), at the request of the Staff, each of the Filing Persons acknowledges that:

—	it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule 13E-3; and

—	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Pursuant to the same letter, referenced above, dated December 21, 2010 from the Staff of the Securities and Exchange Commission, also containing comments to the Schedule 13D filed by Shamir Holdings and Kibbutz Shamir (the “Schedule 13D”), each of Shamir Holdings and Kibbutz Shamir acknowledges that:

—	it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13D; and

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Schedule 13D.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Acknowledgement to be executed as of this 25th day of January, 2011.

Shamir Optical Industry Ltd. By: /s/ David Bar-Yosef Name: David Bar-Yosef Title: General Counsel
Shamir Optica Holdings A.C.S. Ltd. By: /s/ Uzi Tzur Name: Uzi Tzur Title: Chairman of the Executive Committee
By: /s/ Efrat Cohen Name: Efrat Cohen Title: Member of the Executive Committee
Essilor International SA By: /s/ Carol Xueref Name: Carol Xueref Title: Director for Legal Affairs and Group Development
Essilor Israeli Holdings Ltd. By: /s/ Carol Xueref Name: Carol Xueref Title: Director
Shamrock Acquisition Sub Ltd. By: /s/ Carol Xueref Name: Carol Xueref Title: Director

Kibbutz Shamir A.C.S.

By: /s/ Uzi Tzur
      Name: Uzi Tzur
      Title: Chairman of the Economical Committee

By: /s/ Efrat Cohen
      Name: Efrat Cohen
      Title:   Member of the Economical Committee and Chief Financial Officer